ARKEMA

August, 18th, 2006

RECEIVED

2006 AUG 22 A 10:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

06016236

Rule 12g3-2(b) Exemption
File No. 082-34965

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

pp :

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

dw 8/22

ARKEMA

Enclosed documents

- Press release : "Arkema's Q2 2006 Sales"

ARKEMA

RECEIVED

2006 AUG 22 A 10:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release
Communiqué de presse

Paris, August 9th, 2006

ARKEMA : 2ND QUARTER 2006 SALES

ARKEMA'S SECOND QUARTER 2006 SALES UP 3% SUSTAINED BY PERFORMANCE PRODUCTS. FIRST HALF 2006 SALES UP 5.8%

2Q 2005	2Q 2006	Variation	Sales *(In millions of euros)*	1H 2005	1H 2006	Variation
1,486	**1,531**	**+3.0%**	**ARKEMA**	**2,907**	**3,076**	**+5.8%**
345	349	**+1.2%**	**Vinyl Products**	705	710	**+0.7%**
639	657	**+2.8%**	**Industrial Chemicals**	1 229	1 318	**+7.2%**
496	524	**+5.6%**	**Performance Products**	970	1 045	**+7.7%**
6	1	**n.s.**	**Corporate**	3	3	**-**

Sales rose to €1,531 million in 2nd quarter 2006, up 3% compared to 2nd quarter 2005.

During the quarter, sales by segment remained unchanged compared to 2nd quarter 2005 with Vinyl Products representing 23% of sales, Industrial Chemicals, 43% and Performance Products, 34%.

In first half 2006, sales increased by 5.8% to €3,076 million from €2,907 million in first half 2005.

This increase resulted mainly from price increases in all three segments (+2.3%), higher volumes (+2.1%) and a positive foreign currency effect (+1.6%) related mainly to the appreciation of the dollar against the euro. The changes in the scope of business had very limited impact on sales (-0.2%).

Press release

Communiqué de presse

Segment performance in 2nd quarter 2006

Vinyl Products

Vinyl Products segment sales increased by 1.2% in 2nd quarter 2006.

The steadiness of the two downstream activities (Vinyl Compounds, Pipes and Profiles) offset the impact in April of the programmed maintenance turnarounds of the Lavéra and Balan sites and the decrease of productions of the Saint-Auban plant related to the Chlorochemicals restructuring plan.

Industrial Chemicals

Industrial Chemicals segment sales increased by 2.8%, sales increase in PMMA, Thiochemicals and Hydrogen Peroxide being higher than the decrease in Acrylics.

Performance Products

Performance Products segment sales rose 5.6% driven, in particular, by good market conditions and new developments in both Technical Polymers and Specialty Chemicals.

Detailed 2nd quarter and first half 2006 results will be released on September, 13th.

Quarterly 2005 proforma results will be available on our website (www.arkema.com) on August, 30th 2006.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com

Disclaimer

Financial information related to 2005 are extracted from pro forma financial statements prepared for the purpose of the listing of Arkema SA. Financial information for 2006 are extracted from the consolidated financial statements of Arkema. Quarterly financial information are not audited. The business segment information is presented in accordance with ARKEMA's internal reporting system used by the management.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18,400 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.